RenovoRx, Inc.

4546 El Camino Real, Suite B1

Los Altos, California 94022

November 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RenovoRx, Inc.
Registration Statement on Form S-3
Filed November 10, 2022
File No. 333-268302

Acceleration Request

Requested Date:	November 21, 2022
Requested Time:	4:00 p.m. Eastern Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RenovoRx, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-268302) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Michael Coke at (650) 565-3596.

Please direct any questions or comments regarding this acceleration request to Michael Coke.

Very truly yours,

RenovoRx, Inc.

/s/ Shaun R. Bagai

Shaun R. Bagai
Chief Executive Officer

cc:	Michael E. Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation